Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	May 19, 2009
NYSE Amex: SVM

SILVERCORP ANNOUNCES DECLARATION OF QUARTERLY DIVIDEND - CAD$0.02

VANCOUVER, British Columbia – May 19, 2009 – Silvercorp Metals Inc. (“Silvercorp”) provided notice of its next dividend:

Quarterly Dividend of CAD$0.02

Silvercorp declared a fourth quarter dividend of CAD$0.02 per share to be paid on July 21, 2009, to shareholders of record at the close of business on June 30, 2009.   The declaration and amount of any future dividends will remain at the discretion of the Board of Directors and may be adjusted in the future based on fluctuations in metal prices and the Company’s cash flows. The dividends are considered eligible dividends for Canadian tax purposes.

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration and development of silver related mineral properties located in the People's Republic of China ("China"). Silvercorp is operating and developing four Silver-Lead-Zinc mines at the highly profitable Ying Mining Camp, Henan Province, China.  Silvercorp is also applying for a mining permit at the newly acquired, 95% owned, GC&SMT property to profitably mine and produce silver, lead and zinc in Guangdong Province, China.   The Company’s common shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical factual information, including statements relating to future dividends constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.  We seek safe harbour.